Exhibit 4.2

31 August 2005

Mr M J Roney

PRIVATE

FOR THE ATTENTION OF THE ADDRESSEE ONLY

Dear Mike

Further to our discussion I am pleased to confirm the following terms and conditions of your employment as Chief Executive Officer, Bunzl plc.

The following terms and conditions of employment with Bunzl plc (“the Company”) replaces all previous statements and agreements between yourself and the Company and/or any subsidiary companies of Bunzl plc and is the entire agreement in respect of your terms and conditions of employment with the Company.

Position

Chief Executive Officer of the Company. You will perform and render such duties and services as are customarily performed and rendered by somebody holding such a position and shall perform such other duties as may from time to time be reasonably assigned to him by the Company’s Board of Directors (the “Board”) that may be required from you consistent with the responsibilities and authority of your position. In addition, you shall serve on the Board.

You undertake, to comply with the advice, directions, orders, policies, regulations and standards of the Company and the Board as promulgated from time to time and shall not directly or indirectly carry on any other business activities without the prior written consent of the Board, which may be withheld in the Board’s sole discretion.

You may be required in the course of your employment to be engaged in work on behalf of the Company or any member of the Bunzl Group from time to time.

You will devote your entire work time, attention, knowledge, skills, energies and best efforts to the performance of your duties and services under the terms of your appointment and to the furtherance of the business and interests of the Company.

You will report to the Board of the Company through the Chairman.

Hours of work

You agree that the nature of your employment including your seniority and the scope of your responsibilities is such that your working time can be determined by you in a manner consistent with your employment. Accordingly, you have no normal working hours but are required to work during the Company’s normal business hours and for such other hours as are necessary to discharge the duties and responsibilities of this position.

Salary

Your basic annual salary will be £680,000 per annum effective from the date of appointment. Salary is paid monthly on or around day 17 of each month by bank transfer and is subject to statutory deductions. Salary is deemed to accrue on a daily basis and is payable part in arrears and part in advance.

Your next salary review will be 1 January 2007 and annually thereafter on 1 January. The Company shall not be obliged to increase the salary payable under this Agreement. Any revision shall not be less than the existing rate prevailing prior to such review.

You shall not be entitled to receive any other salary or fees as an ordinary or executive director or employee of the Company or any associated company and you shall, as the Company may direct, either waive your right to any such salary or fees, or account for the same to the Company.

Effective date	1 November 2005 or later date as agreed

Location

This appointment will be based at 110 Park Street, London, W1K 6NX. You will however be required to work in other locations, either on a temporary or on a permanent basis in accordance with the needs of the business. If however you are required to make a permanent move involving a relocation of your main home then the Company will offer you relocation assistance in accordance with the Company’s relocation policy in force at the time.

You will be required to undertake substantial travelling and to attend at various locations on a world-wide basis in accordance with the requirements of your duties.

Continuous employment	Employment with your previous employer does not count as continuous employment and the commencement of your continuous employment is the date on which you take up your appointment.

Bonus scheme	For 2005 your bonus will be based on the enclosed scheme. Your 2005 bonus will be determined on full year performance appropriately prorated.

Details of any future scheme for which you are eligible will be determined from time to time by the Remuneration Committee. You acknowledge that you have no right to receive a bonus and that the Remuneration Committee is under no obligation to operate a bonus scheme and you shall not acquire such a right merely by virtue of having received one or more bonus payments during the course of your employment.

In addition you will be a member of the Bunzl plc Deferred Annual Share Bonus Scheme (subject to the rules of that scheme). Essentially, it provides for the cash element of the annual bonus the Employee earns under the terms of the Bunzl Executive Bonus Scheme to be doubled, subject to the total value of bonus earned in any one year being no more than 105% of basic annual salary for the year.

The amount of bonus earned under the Bonus Scheme will be paid in cash in the normal way. The amount in excess of this, up to the 105% of basic annual salary limit, will be paid in the form of Bunzl shares to be held in the Bunzl General Employee Benefit Trust and deferred until 1 March in the third year after the year in which the award is made.

Provided you remain in the employment of Bunzl for the full period of deferral the shares will automatically transfer to you on the expiry of the deferral period, subject to normal dealing rules constraints. There are certain limited provisions for the shares to transfer to you prior to the expiry of the deferral period, which are defined in the rules of the plan.

Long term incentive plan	You will be eligible to participate in the following Share Schemes for the Company in accordance with the rules of the various schemes, which are in force from time to time.

•     Bunzl plc 2004 Long Term Incentive Plan. Options/performance shares are granted/ awarded at the absolute discretion of the Remuneration Committee of the Board.

•     Bunzl plc Savings Related Share Option Scheme.

The Company reserves the right to alter the rules, replace or withdraw such schemes at any time.

Restricted share award to buy out existing entitlements

On appointment an entitlement to 175,000 Bunzl shares will be awarded to you. The entitlement to the shares will be deferred under the rules set out in an agreement until three years after the date of award. The key elements of the agreement are as follows.

All shares will vest if:

•     you are still employed by the Company three years after the award,

or earlier if:

•     the Company terminates your employment within the three year period for any reason other than gross misconduct, or

•     your employment terminates due to compassionate reasons such as death, disability or sickness, or

•     your employment is terminated following a change of control of the Company.

The entitlement to shares is lost if you resign from the Company within the three year period.

During the deferral period the shares will not be eligible for dividends nor hold voting rights.

Pension provision

You will receive a pension allowance of 30% of base salary. This allowance will be paid monthly through the payroll and is subject to normal deductions and is not taken into account for bonus purposes. You may if you wish choose to join the Defined Contribution section of the Bunzl Pension Plan. Any Company contributions made to this scheme will be off-set against your pension allowance.

Your normal retirement date is 60 years of age.

Life insurance

Life insurance cover of 4x base salary will be provided by the Company. This will be deemed a taxable benefit should you not join the Bunzl Pension Plan. Should you join the Bunzl Pension Plan only the portion of life cover over the cap will be deemed taxable.

Vehicle/vehicle allowance	You will be eligible for a car in accordance with the Company car policy. Selection is subject to authorisation by the Chairman. Such vehicle is fully expensed for both business and private use.

You are required to ensure that such vehicle is maintained in good roadworthy order and in a condition, which reflects positively on the Company. Any accidents involving injury or damage to the vehicle, no matter how minor, must be reported to the Company at the earliest opportunity.

Whenever using a Company allocated vehicle you must be in possession of a valid driving licence.

Alternatively you have elected to take a cash option applicable to your position (currently £15,000 per annum) in which event the Company expects you to maintain an appropriate vehicle to enable you to drive as and when necessary on Company business. You will be responsible for all road tax, maintenance, repair and other charges in connection with such vehicle. It must be insured on a comprehensive basis, including business use on behalf of the Company.

The cash option will be paid monthly in equal instalments with your normal pay but will not be included as pay in any calculation regarding bonus or pension rights. Having accepted the cash option you are required to commit to this for a period equivalent to the normal car lease i.e. four years. Business mileage will be reimbursed at the prevailing rate, currently 20p per mile.

Should you at any stage convert back to a Company allocated vehicle, you agree that any financial consequences of doing this will be for your own account and the Company will neither reimburse you for any additional costs you incur as a result of such a switch nor seek to recover from you any additional costs which the Company may incur as a result of the switch.

Holiday

You are entitled to 25 working days holiday per year. In addition you will be entitled to public holidays in England with pay as they occur, currently totalling 8 days in a calendar year.

The Company reserves the right to designate days of holiday over the Christmas period. The holiday year runs from 1 January to 31 December and no holiday entitlement may be carried forward to subsequent years.

All holidays must be approved in advance by the Chairman.

Holiday pay

Upon termination of employment for whatsoever reason and where the entire notice period is worked, pay in lieu of holiday entitlement not taken at the date of termination will be paid at the rate of 1/12th of the year’s entitlement for each complete calendar month of service rounded to the nearest whole day.

In the event that you are not required to work all or part of your notice period then holiday will be deemed to be taken during the period you are not required to work and therefore no payment will be made in respect of any outstanding holiday entitlement. If, at the date of termination of employment, holiday has been taken in excess of entitlement it is agreed that the Company may deduct an amount in respect of each excess day taken at the prevailing daily rate. Prevailing daily rate is calculated as 1/260th of your annual basic salary.

Expenses

You will be entitled to be reimbursed for all reasonable out of pocket expenses which you have properly incurred in accordance with generally applicable policies, regulations and standards of the Company and the Board in performing and rendering duties and services under the terms of your employment. Such reimbursement shall also be subject to compliance with procedures established by the Company for maintaining records and receipts reflecting the expenses incurred and reporting such information as the Board may request from time to time regarding such expenses.

Sickness

Should you be unable to attend for work due to sickness or injury you are entitled to receive sick pay in accordance with the rules of the Company scheme at your normal rate of pay up to an aggregate of 6 months in any consecutive 12 month period. This payment will discharge any entitlement you may have to Statutory Sick Pay. The Company may require you to provide medical certificates in accordance with the rules of the Sick Pay Scheme.

Medical

You are entitled to membership of the Corporate Health Plan (currently with Norwich Union) for yourself, your spouse and your dependants under the age of 21. This will be expensed by the Company with the exception of any tax liability assessed and an annual excess currently £100 per person claiming in any one year. Membership is subject to the terms and conditions of the Plan from time to time in force and without prejudice to the Company’s right to alter, replace or withdraw the benefit in its absolute discretion.

Relocation

You will be entitled to the following relocation package from the Company.

Business class air tickets will be provided by the Company for yourself and your accompanying dependants on taking up your appointment.

In addition you will be entitled to claim the following costs associated with your relocation from Belgium to the UK:

•     Up to three visits to the UK of around 2 days duration, for you and your wife to review accommodation. Reimbursement of taxis, buses, gratuities, hotel accommodation and meals on the basis of actual and reasonable expenses incurred.

•     Upon arrival in UK, reimbursement of the cost of suitable temporary accommodation for you and your family for a period of up to six months whilst you find permanent accommodation.

•     Legal and professional services fees for the sale of your existing property and purchase or rental lease of a property in the UK. This includes stamp duty on the purchase of property.

•     Costs incurred in respect of transporting personal effects and household goods by normal freight, to be the lower of two estimates. You will be required to agree in advance with the Director of Group HR the likely level of costs to be incurred.

The Company cannot accept responsibility for damage to your personal possessions whilst in transit and it is the employee’s responsibility to ensure insurance is adequate. Once delivered you will be responsible for arranging and paying for insurance of personal effects.

A Disturbance Allowance of £10,000 will be payable on moving into permanent accommodation. This allowance will be grossed up in respect of any tax payable.

For the first two tax years following appointment the Company will provide tax advice for the set up of your tax affairs in the UK, the closing off of your Belgium tax affairs and the on-going reporting in the US. The budget for the advice will be fixed in agreement between yourself, the Director of Group HR and the tax advisor.

Grievance and disciplinary procedure

In the event you wish to raise any grievance relating to your employment you should apply in the first instance in writing to the Chairman of the Board. You will be invited to a meeting to discuss the issue. If the matter is not then settled, you should write to the Board of Directors setting out full details of the matter. Following a further meeting, the Board will inform you of its decision.

You will be given written reasons for any proposed disciplinary action or dismissal. You will be invited to attend a meeting with the Chairman of the Board to consider such disciplinary decision or dismissal. The Chairman will notify you of his decision. If you are dissatisfied with the decision you may appeal to the Board of Directors within 14 days of the Chairman’s decision.

Data Protection Act

The Company will maintain a personal file relating to your employment. The information held on you, either in hard copy or on computer files, will include sensitive personal data as defined in Part I(ii) of the Data Protection Act 1998. You hereby give explicit consent (as defined in the Act) to the processing of personal and sensitive personal data for normal employment purposes.

You also consent to the transfer, storage and other processing (both electronically and manually) by the Company of any such data outside the European Economic Area (and in particular but without limitation to or in the United States and any other country in which the Company operates).

Health & safety

You have particular responsibilities with regard to the management of health and safety of employees of the Company and others who are affected by acts of the Company. In discharging these responsibilities you are required to ensure the adoption of safe methods of working and may not interfere with or misuse anything provided in the interests of health, safety and welfare. The Company will provide all reasonable assistance and training in relation to the management of health and safety.

Business standards	You are required to conduct yourself in a manner consistent with the Company’s stated Business Standards, a copy of which is enclosed.

Security of information

You are responsible for security of sensitive information in accordance with the provisions set out in Attachment A.  Notwithstanding the foregoing, nothing in this contract of employment shall preclude you from making a protected disclosure in accordance with the provisions of the Public Disclosure Act 1998.

Inventions and patents	You have responsibilities in respect of inventions and patents, which are detailed in Attachment A.

Restrictions upon termination	Upon termination of your employment with the Company (for whatever reason) you are subject to certain restrictions, which are detailed in Attachment A.

Notice

(a)           On appointment your will be entitled to receive 24 months notice in writing of termination of your employment from the Company save in the circumstances outlined in section (d) below. During the first 12 months of your employment this notice period will reduce on a quarterly basis by one month each quarter. During the period of months 13 to 24 of your employment, the notice period will continue to reduce quarterly but by two months each quarter so that at the end of 24 months and for the remaining period of your employment the Company will be obliged to provide you with 12 months notice, or at the Company’s sole discretion, without any due notice by paying to or for your benefit, a sum in lieu of the Notice Period or any unexpired part thereof.

(b)           You are required to give 6 months’ notice of termination in writing to the Company. If you serve such notice, the Company shall be entitled to pay to or for your benefit a sum in lieu of your working the Notice Period or thereof.

(c)           In the event that you are permanently disabled, which shall be deemed to be the case if you are absent due to sickness or injury beyond the 6 month period specified under the section headed “Sickness” above, the Company shall be entitled to terminate your employment by giving notice to you as specified in (a) above, less a period of 6 months.

(d)           The Company shall be entitled to terminate your employment immediately and without notice or payment if at any time during your employment you:

•     become bankrupt (or equivalent in any other jurisdiction) or become the subject of an interim order under the Insolvency Act 1986 or make any arrangements or composition with your creditors; or

•     be convicted of any criminal offence (other than one which, in the reasonable opinion of the Board, does not affect your position as an employee of the Company, bearing in mind the nature of your duties and the capacity in which you are employed); or

•     commit any act of dishonesty whether relating to the Company, other employees or otherwise; or

•     be guilty of any gross misconduct or any conduct calculated or tending to bring the Company or yourself into disrepute or be guilty of any material breach or material non-observance of any material provision of this Agreement; or

• cease to be capable of acting as a director pursuant to any UK statutes. Any delay or forbearance by the Company in exercising any right of termination shall not constitute a waiver of it.

(e) If not terminated prior to your 60th birthday your employment will terminate without notice or payment on the last day of the month in which your 60th birthday falls.

(f)            During the whole or any part of any notice period the Company will be under no obligation to assign to you any duties or functions or to provide any work for you (“garden leave”) and may at any time suspend (“suspension”) you from the performance of any duties or exclude you from the premises of the Company. During any such period of garden leave or suspension you will remain an employee of the Company and shall continue to be entitled to salary and benefits. You will also continue to be bound by the provisions of this Agreement and may not undertake other paid employment, including self-employment, or services as a Director of, or under contract to, another company. You must continue at all times to conduct yourself with good faith towards the Company and not do anything which is harmful to the Company.

(g)           Upon termination of employment for any reason you will immediately return to the Company all papers, documents, computer stored information held on hard disk or floppy disk, books, accounts, drawings, credit cards, Company car, keys and other property belonging to or relating to the Company or any company in the Bunzl Group which are then in your possession and upon the Company’s request immediately in writing resign any directorship or other office which you may hold in the Company or any other company in the Bunzl Group without compensation for loss of such directorship, and transfer any nominee or other shares beneficially owned by the Company or any such company in the Bunzl Group to such person or company as the Company shall nominate. If you fail to resign any such position, the Company and all relevant companies in the Group are hereby irrevocably authorised to appoint someone in his name and on his behalf to sign any documents and do anything necessary to give effect to this resignation.

(h)           Notwithstanding the termination of your employment (whether terminated on notice, and whether terminated by you or by the Company for whatever reason) the provision of these clauses and Attachment A shall continue in full force and effect in accordance with their respective terms.

Repatriation payment

If your employment terminates in the first three years of employment, other than for reasons of gross misconduct or your resignation a Repatriation payment will be made to you. This payment will comprise as appropriate:

•     school fees incurred (up to £125,000 in the first year of employment, up to £100,000 in the second year of employment and up to £50,000 in the third year of employment) for your children to complete either examination courses or a school year which ever is appropriate to ensure their ongoing education with least disruption,

•     professional advice and legal fees incurred up to £30,000 for the sale of any property that you have purchased in the UK to enable you to take up this appointment,

•     alternatively, should you choose to rent a property the Company will pay any charges incurred for the early termination of a lease agreement up to £75,000,

•     removal and shipment of goods and one way flights for you and your family, costs incurred up to £50,000 for personal affects and furnishings etc. to an overseas location,

•     disturbance allowance of £10,000 to cover incidental expenses of moving,

•     fees up to £10,000 incurred for tax advice following relocation outside of the UK,

•     all of the above components will be grossed up at the rate of 40% for tax.

Dealings in shares

During the period of your employment you shall comply with all applicable laws, regulations and rules (whether statutory or otherwise) in force from time to time relating to dealings in shares, including without limitation, the “Model Code” forming part of the Listing Rules published by the UK Listing Authority from time to time. A copy of the current Model Code is available from the Company Secretary.

Enforcement of agreement

The terms and conditions set out in this letter and its attachments form the agreement between yourself and the Company. No person who is not a party to this agreement (“Third Party”) has or shall have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement and no consent of any Third Party shall be required under that Act to any cancellations or variations of this agreement.

I hope this covers all the salient points. If you have any queries, then please do not hesitate to contact me for clarification. Alternatively, would you please sign and return the enclosed copy of this letter and the attachments in confirmation of your acceptance of this position on the terms and conditions as set out above.

Yours sincerely

/s/A. J. Habgood
Anthony Habgood

Chairman

I confirm my acceptance of the terms and conditions as set out above. I confirm they supersede all other agreements as stated in the second paragraph of this letter.

/s/M. J. Roney	1 September 2005
M J Roney	Date

ATTACHMENT A

BUNZL PLC

Preventing disclosure of sensitive information

The relationship between Bunzl plc (“the Company”) and its employees is founded on trust. In the course of employment by the Company, you may have access to Sensitive Information (as defined below) in order that you may carry out your duties. Disclosure of Sensitive Information to any customer or actual or potential competitor could place the Company at a serious competitive disadvantage and cause immeasurable financial and other damage to the business. It is therefore essential to ensure that Sensitive Information is identified and controls applied to prevent unauthorised disclosure. For the purposes of this Attachment A, references to the Company are deemed to include Bunzl plc and its subsidiary and associated companies from time to time.

Sensitive Information means all and any information (whether or not recorded in documentary form or on computer disk or tape) relating to the business methods, corporate plans, management systems, finances, maturing new business opportunities or research and development projects of the Company or relating to the marketing or sales of any past, present or future product or service of the Company including, without limitation, sales information and plans, market share and pricing statistics, marketing plans, market research reports, sales techniques, price lists, discount structures, advertising and promotional material, the names, addresses, telephone numbers and contact names of customers and potential customers of and suppliers and potential suppliers to the Company, the nature of their business operations, their requirements for any product or service sold to or purchased by the Company and all confidential aspects of their business relationship with the Company and any trade secrets, secret formulae, processes, inventions, designs, know-how, discoveries, technical information relating to the creation, production or supply of any past, present or future product or service of the Company. It will include any other information to which the Company shall attach an equivalent level of confidentiality or in respect of which it shall owe an obligation of confidentiality to any third party which:

•                  you shall acquire at any time during your employment by the Company but which does not form part of your personal skill and experience; and

•                  is not readily ascertainable to persons not connected with the Company either at all or without significant expenditure of labour, skill or money.

In order to safeguard the Company’s interests you must not:

•                  at any time whether during or after the termination of your employment with the Company (unless expressly so authorised by the Company or as a necessary part of the performance of your duties with the Company) disclose to any person or other company or otherwise make use of any such Sensitive Information; or

•                  at any time make any copy, abstract, summary or précis of the whole or any part of any document or record, including computer program systems and software, except when required to do so in the course of your employment, in which event the copy, abstract, summary or précis shall be the property of the Company.

For the protection of such Sensitive Information you must:

a.                                       ensure that any document originated or used by you and which contains Sensitive Information is classified and annotated as follows:

•                  Confidential – information which is intended for a restricted audience either internally or externally. Such documents must be clearly marked with the appropriate circulation list or explicitly provide the recipient with authority to pass the information to another person/department where this is required for appropriate action to be taken;

•                  Private – information which is intended for the addressee(s) only;

In addition, envelopes containing private information relating to individual employees should be marked “Addressee Only”;

b.                                      not disseminate information so classified outside the restricted circulation list without the prior consent of the author or someone more senior;

c.                                       ensure that all information identified as Confidential or Private is securely stored or disposed of appropriately;

d.                                      ensure that transmission of Sensitive Information over external networks, including the Internet, such as through Internet e-mail, is subject to appropriate protection; and

e.                                       return to the Company immediately upon written request and in any event on termination of your employment all documents, records (including computer-held records), computer disks, other media and other papers and property belonging to the Company and which are in your possession or control, including documents and records you have made in the course of your employment.

Any breach of these restrictions will render you liable to disciplinary action and/or to civil proceedings to restrain you from disclosing the Sensitive Information to a third party, or from making personal use of it without authority from the Chairman of the Board, and for damages if loss to the Company results from any unauthorised disclosure or use.

This restriction applies only to Sensitive Information as described above and shall not prevent:

a.                                       any disclosure or use authorised by the Company, required by law or made to enable you to properly perform your duties:

b.                                      you from using your personal skills in any business in which you are lawfully engaged without using Sensitive Information:

c.                                       the use of such Sensitive Information that is in or comes into the public domain in any way without breach of these restrictions by you.

Inventions and patents

All discoveries, inventions, improvements, processes, designs or copyright works, which have been discovered, developed, part developed or made during the period of your employment with the Company either in the course of work undertaken on behalf of the Company or relating to products or services provided by the Company will be the sole property of the Company. You may not disclose any details of such discovery, invention, improvement, process, designs or copyright works to a third party without the prior written consent of the Chairman of the Board of the Company. Such inventions or developments cannot be promoted or sold, either complete or in part, without prior permission, in writing, from the Chairman.

You will be required to enter into such documents as may be necessary or appropriate in order to vest title to such discovery, invention, improvement, process, designs or copyright works in the Company and in the meantime are required, notwithstanding termination of your employment, to do all that is necessary to obtain patent or other protection and to hold all rights in connection with the discovery, inventions, improvement, process, design or copyright works in trust for the Company.

Restrictions upon termination

During the course of your employment you will have access to customers as well as confidential information. In order to protect the Company’s business and its relationship with its customers you must not at any time during the twelve months immediately following the termination of your employment with the Company (for whatever reason) or, if earlier, the date on which you commence garden leave (as defined in your terms and conditions of employment) and whether on your own account or on behalf of any other person, firm or company:

•                  solicit, entice or endeavour to entice away from the Company any person employed by the Company either at managerial level or in a sales capacity who had been so employed at the date of termination of your employment and with whom you had contact during the period of one year prior to that date;

•                  solicit custom from or deal with any person firm or company who or which was a customer of the Company at the date of termination of your employment or during the period of one year prior to that date and with whom you had contact during that period in relation to any products or services of a type sold or manufactured by the Company in respect of the provision or sale of which you were concerned to a material extent during your employment with the Company;

•                  in competition with the Company engage in or undertake work of a similar nature to that engaged in or undertaken by the Company in relation to the manufacture or sale of products or the provision of services being products or services with which you were concerned to a material extent and within the geographical area or areas in which you were employed or for which you had responsibility at the date of termination of your employment or during the period of one year prior thereto.

In the event of any infringement of these provisions the Company will take such steps as appropriate to protect its position, which may include injunction proceedings and/or a claim for damages.

/s/A. J. Habgood
Anthony Habgood
Chairman

I confirm that I will abide by the requirements and restrictions as set out above.

/s/M. J. Roney	1 September 2005
M J Roney	Date